UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

PURSUANT TO REGULATION

A OF THE SECURITIES ACT

OF 1933

For the Semiannual Period Ended June 30, 2026

FISHER WALLACE LABORATORIES, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11229

Delaware	84-2859247
(State or other jurisdiction of incorporation or organization)	(Employer Identification Number)

630 Flushing Avenue, Box 104 Brooklyn, NY 11206	800-692-4380
(Address of principal executive offices)	(Principal number, including area code)

In this Semiannual Report, the term “Fisher Wallace Laboratories,” “we,” or “the company” refers to Fisher Wallace Laboratories, Inc.

This report may contain forward-looking statements and information relating to, among other things, our business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2026 (the “2026 Interim Period”), and the six-month period ended June 30, 2025 (the “2025 Interim Period”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this report.

Overview

We were formed as a Delaware corporation on August 23, 2019, and our headquarters is in New York, New York. Our predecessor-in-interest, Fisher-Wallace Laboratories, LLC, sold us substantially all its assets in September 2019. We manufacture and market wearable medical devices for the treatment of depression, anxiety and insomnia. Our flagship product, the Fisher Wallace Stimulator® is currently FDA-Cleared in the United States and approved in Europe to treat depression, anxiety and insomnia.

On April 22, 2026, the Company submitted a 510(k) premarket notification to the FDA for its Version 2.0 technology for the treatment of anxiety, prepared with the assistance of its regulatory consulting firm, Healthcare Innovation Catalysts, Inc.

On June 30, 2026, the Company received the FDA’s Additional Information Needed (AINN) letter for the submission. The letter places the file on hold pending a complete response and outlines deficiencies relating to biocompatibility and electromagnetic compatibility testing, labeling, and other aspects of the application. Importantly, the letter did not require any new clinical studies; the FDA’s questions regarding clinical performance may be answered in written form. This type of additional-information request is a standard part of the 510(k) review process.

Under the 510(k) process, the FDA has 90 days of its own review time to reach a decision. When the FDA issues an additional-information request, its clock stops and the Company’s clock starts: the Company has 180 days to submit a complete response, during which there is typically back-and-forth with the review team. If the Company does not submit a complete response within 180 days, the FDA will consider the submission withdrawn. The Company’s response may rely on scientific justifications — for example, published materials data — where additional testing (such as biocompatibility testing, which can require months of laboratory lead time) cannot be completed within the response period. If the FDA determines the response is insufficient, it may issue a not-substantially-equivalent decision, after which the Company could restart the 510(k) process once the outstanding data is available and address only the remaining items. The Company believes it can answer all of the FDA’s questions within the allotted time, but its ability to do so depends on successfully raising capital: responding will require spending on consulting services and relatively lower-cost testing, such as additional electromagnetic testing, but nothing on the order of a new clinical trial.

The Company’s feasibility study with the U.S. Department of Veterans Affairs, being conducted at the Birmingham, Alabama VA Medical Center, began enrolling participants in January 2026. By the end of June 2026, enrollment was reportedly proceeding at approximately twice the pace anticipated in the study protocol. The study is enrolling patients served by the VA, who often present with PTSD and other comorbid conditions. The Company expects the study to conclude before the end of the year and looks forward to reporting outcomes once the VA study team is ready to share results publicly.

During the 2026 Interim Period, Team Liquid, a leading esports organization, continued to use the Company’s technology among its elite professional gaming athletes. The Company intends to partner with Team Liquid for the launch of OAK so that its athletes have access to the new device.

During the 2026 Interim Period, the Company received $176,047 in cash from Regulation Crowdfunding offerings, consisting of $81,000 in net proceeds from its February 2026 offering (48,536 Class B shares issued) and $95,047 in subscriptions received for a subsequent offering (shares unissued as of June 30, 2026).

Revenue

The Company is engaged in an FDA clearance process to bring its next-generation technology to market and does not currently generate device revenue; the Company does sell replacement accessories for the proof-of-concept device distributed prior to Q2 2023. For the 2026 Interim Period, our revenue was $17,071 compared to $10,718 for the 2025 Interim Period. We submitted an FDA clearance application in April 2026 and do not expect to generate significant revenue unless we receive the FDA clearance required to market the device we have developed.

Cost of Goods Sold

For the 2026 Interim Period, our cost of goods sold was $0, compared to $5,049 for the 2025 Interim Period. Cost of goods sold was $0 for the 2026 Interim Period because no inventory relief was recorded for accessory sales fulfilled from existing inventory during the period.

Gross Profit

For the 2026 Interim Period, our gross profit was $17,071 compared to $5,669 for the 2025 Interim Period.

Operating Expenses

Our operating expenses consisted of general and administrative expenses and research and development expenses, including significant consulting services and testing laboratory fees required to complete our FDA clearance application, as well as marketing expenses associated with equity crowdfunding. For the 2026 Interim Period, our operating expenses were $589,632, including $21,449 for advertising and marketing, $516,409 for general and administrative and $51,775 in research and development expenses. For the 2025 Interim Period, our operating expenses were $648,129, including $9,220 for advertising and marketing, $489,358 for general and administrative and $149,552 in research and development expenses. During the 2025 and 2026 fiscal years we have concentrated our efforts and resources on raising capital to finance development of the next version of our product and further clinical studies for FDA approvals.

Loss from Operations

Our loss from operations for the 2026 Interim Period was $572,561 compared to a loss from operations of $642,460 for the 2025 Interim Period.

Other Income (Expense)

Our other expense for the 2026 Interim Period included $10,065 in interest expense, compared to $7,206 in interest expense for the 2025 Interim Period.

Net Loss

Our net loss for the 2026 Interim Period was $581,031 compared to a net loss of $649,667 for the 2025 Interim Period.

Liquidity and Capital Resources

Since our inception we have raised over $11,000,000 through various equity crowdfunding offerings. We have funded operations through a series of equity crowdfunding campaigns, with disbursements to the Company occurring every two to four weeks; our weekly and monthly expense planning is informed by anticipated disbursements, and our cash holdings fluctuate based on the disbursement and expense schedule.

As of June 30, 2026, we had $22,545 in cash, compared to $48,142 as of December 31, 2025. Our total assets as of June 30, 2026 were $137,295, compared to $144,634 as of December 31, 2025, with the decrease resulting primarily from the use of cash for product development and clinical trials.

We intend to continue to fund our operations through crowdfunding proceeds until and unless we succeed in raising institutional capital or generating sufficient revenue from device sales. We may determine that additional debt and/or equity financings are necessary, which may dilute the holdings of existing shareholders.

An inability to obtain sufficient additional capital would harm our business, financial condition and operating results. Our independent auditor’s reports have included a paragraph regarding substantial doubt about our ability to continue as a going concern for multiple years, and we remain subject to that risk.

Debt

We have an American Express credit card, which accrues interest on outstanding balances of 9% per annum. As of June 30, 2026, we had approximately $7,513 outstanding under our American Express card, reflecting payments made under a payment plan with American Express.

We have a Chase credit card, which accrues interest on outstanding balances of 21.24% per annum. As of June 30, 2026, we had $102,540 outstanding under this card.

We also have an advance against revenue from Shopify Capital, which had a balance due on June 30, 2026 of $420,934 and which is collected daily as a 17% deduction from our sales revenue.

We previously had an outstanding loan to Charles A. Fisher, our Chairman and director, in the principal amount of $576,525, plus interest. The promissory note for this outstanding loan was converted to equity on March 31, 2025.

As of June 30, 2026, we had convertible notes outstanding from a Regulation Crowdfunding offering on DealMaker in the aggregate principal amount of $196,439 (carrying value of $184,958). The notes would convert to Class B Common Stock upon the occurrence of a future qualified financing. The notes accrue ten percent (10%) interest per annum and would convert with a twenty percent (20%) discount based on the pricing of the future qualified financing.

Item 2. Other Information

In 2019, the FDA published a Final Order that required CES devices intended to treat depression to meet new Class III premarket approval regulatory requirements, and CES devices intended to treat anxiety and/or insomnia to meet new Class II special controls; the Agency also provided a grace period for current manufacturers of CES devices, such as Fisher Wallace, to comply. In April 2023, following these sweeping changes to how the CES category is regulated, we ceased marketing our Version 1.0 technology and now focus on developing and commercializing our Version 2.0 technology, called OAK, under the new requirements. Our inability to market our Version 1.0 device will prevent us from generating significant revenue until and unless we obtain approval or clearance for our Version 2.0 device.

As previously reported, Version 1.0 variable output devices produced by our previous (now terminated) contract manufacturer did not have reverse current protection despite such protection being present in the spec, and that this lack could cause the two AA batteries to become warm or hot if accidentally installed incorrectly (backwards). A third party engineering firm that analyzed these devices concluded that there is no risk of fire. With the knowledge and consent of The Food and Drug Administration, we alerted customers who received these devices of the potential overheating risk and cautioned them to not put the batteries in backwards. We terminated the Chinese contract manufacturer. Despite future efforts to avoid manufacturing errors from occurring again, it is possible that products produced in the future may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair.

Item 3. Financial Statements

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2025 are not necessarily indicative of the results that can be expected for the year ending December 31, 2025.

FISHER WALLACE LABORATORIES, INC.

CONSOLIDATED BALANCE SHEET

As of June 30, 2026 (unaudited) and December 31, 2025 (audited)

	June 30, 2026 (unaudited)	December 31, 2025
ASSETS
Cash	22,545	48,142
Clearing accounts (PayPal, Shopify, Klarna), net	3,271	169
Accounts receivable	(2,457)	0
Inventory	113,936	96,323
Total assets	137,295	144,634
LIABILITIES
Accounts payable	1,806,603	1,614,815
Credit cards payable	110,054	154,205
Other current liabilities	588,448	591,311
Convertible notes payable (Reg CF)	184,958	184,958
Deferred revenue	693,612	693,612
Stock subscriptions received, shares unissued (Reg CF-11)	95,047	0
Total liabilities	3,478,721	3,238,901
STOCKHOLDERS' DEFICIT
Total stockholders' deficit	(3,341,426)	(3,094,268)
Total liabilities and stockholders' deficit	137,295	144,634

FISHER WALLACE LABORATORIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the six-month periods ended June 30, 2026 and 2025 (unaudited)

	Six months ended June 30, 2026 (unaudited)	Six months ended June 30, 2025 (unaudited)
Revenue	17,071	10,718
Cost of goods sold	0	5,049
Gross profit	17,071	5,669
Operating expenses:
Advertising and marketing	21,449	9,220
General and administrative	516,409	489,358
Research and development	51,775	149,552
Total operating expenses	589,632	648,129
Loss from operations	(572,561)	(642,460)
Other income (expense):
Other income	1,596	0
Interest expense	(10,065)	(7,206)
Net loss	(581,031)	(649,667)
Net loss per share, basic and diluted	$(0.06)	$(0.07)
Weighted-average shares outstanding — basic and diluted	9,053,246	9,171,191

FISHER WALLACE LABORATORIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOW

For the six-month periods ended June 30, 2026 and 2025 (unaudited)

	Six months ended June 30, 2026 (unaudited)	Six months ended June 30, 2025 (unaudited)
Cash flows from operating activities:
Net loss	(581,031)	(649,667)
Changes in operating assets and liabilities, net	115,250	98,449
Net cash used in operating activities	(465,781)	(551,218)
Cash flows from investing activities	0	0
Cash flows from financing activities:
Proceeds from SAFEs and owner contributions	267,000	120,982
Proceeds from Regulation CF / Regulation D offerings, net	81,000	229,786
Reg CF-11 subscriptions received, shares unissued	95,047	0
Repayment of Shopify Capital advance and convertible notes	(2,863)	(37,707)
Other financing, net	0	229,871
Net cash provided by financing activities	440,184	542,932
Net change in cash	(25,597)	(8,286)
Cash, beginning of period	48,142	41,626
Cash, end of period	22,545	33,340

FISHER WALLACE LABORATORIES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

For the six-month periods ended June 30, 2026 and 2025 (unaudited)

	Shares issued	Paid-in capital and SAFEs	Accumulated deficit	Total
Balance, December 31, 2025	9,015,973	14,449,780	(17,544,047)	(3,094,268)
Class B shares issued — Reg CF-9 (Feb. 2026), net of costs	48,536	81,000		81,000
SAFE / owner contributions — Kelly Roman (Jan–Jun 2026)		192,000		192,000
Contributions — Charles Fisher (Apr–Jun 2026)		75,000		75,000
Net loss			(581,031)	(581,031)
Balance, June 30, 2026 (per roll-forward)	9,064,509	14,797,780	(18,125,078)	(3,327,298)
Unreconciled difference to balance sheet (see Note 1)				(14,128)
Balance, June 30, 2026 (per balance sheet)				(3,341,426)

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 (unaudited) and December 31, 2025 (audited) and for the six-month periods ended June 30, 2026 and 2025 (unaudited)

NOTE 1: NATURE OF OPERATIONS

Fisher Wallace Laboratories Inc. (the “Company”) is a corporation formed on August 23, 2019, in the State of Delaware. Fisher Wallace Laboratories LLC (the “LLC”), a Delaware limited liability company organized on December 29, 2006, under common ownership and control as the Company. In September 2019, the LLC Company merged with the Company in an acquisition transaction, whereby the owners of the LLC Company agreed to exchange 100% of the interests in the LLC Company for 6,000,000 shares of Company’s Class A Common Stock.

The LLC Company contributed substantially all its assets including cash, accounts receivable, inventories, intangible assets, accounts payable and other obligations to the Company. The Company began its commercial operations with the contributed net assets of LLC in November 2019. The Company’s headquarters are in New York, NY.

The company develops and manufactures wearable cranial electrotherapy stimulation devices for treatment of neuropsychiatric and cognitive disorders.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The accompanying unaudited consolidated financial statements are management-prepared and have not been reviewed or audited by the Company’s independent accountants. The Company’s bookkeeping was current through April 11, 2026; results for the period from April 12 through June 30, 2026 were derived by management from bank and credit card statements, and certain balance sheet accounts reflect QuickBooks balances as of June 12, 2026 rather than June 30, 2026. Certain second-quarter vendor invoices and credit card statements were not available, and accounts payable may be understated by an amount that cannot currently be determined. The American Express credit card balance reflects payments made under the Company’s payment plan with American Express through June 30, 2026, based on correspondence with American Express, as these payments were not recorded in QuickBooks. The statements of changes in stockholders’ deficit do not reconcile to the balance sheet by $(14,128). The December 31, 2025 comparative balance sheet information is derived from the Company’s books and does not agree in all respects to the audited financial statements included in the Company’s Form 1-K for the year ended December 31, 2025. The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). In accordance with ASC 805-50-45- 5, for transactions between entities under common control, consolidated financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. Therefore, these consolidated financial statements include all accounts of Fisher Wallace Laboratories Inc. and Fisher Wallace Laboratories, LLC. All transactions and balances between and among the companies have been eliminated in consolidating accounts for these financial statements.

No assurance is provided.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 (unaudited) and December 31, 2025 (audited) and for the six-month periods ended June 30, 2026 and 2025 (unaudited)

The accounting and reporting policies of the Company conform to GAAP. The Company has adopted the calendar year as its reporting basis.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2023. The carrying amounts reported in the balance sheets approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. Bank deposit accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. On June 30, 2024, the Company’s cash balances did not exceed federally insured limits.

No assurance is provided.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 (unaudited) and December 31, 2025 (audited) and for the six-month periods ended June 30, 2026 and 2025 (unaudited)

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. As of December 31, 2025, the Company had no allowance for bad debt. During the period ended June 30, 2026, the Company recognized no bad debts on its accounts receivable.

Inventories

Inventories are stated at the lower of cost or market and accounted for using the First In First Out (FIFO) method. As of June 30, 2025, the Company’s inventory balances, which consist primarily of medical devices, and accessories to devices were minimal, as we have stopped production of our current device in preparation for finalizing the design and production of the next version of our device called Oak. We, at present hold integrated chips to be used in OAK when we begin manufacturing. On June 30, 2025, inventory balances amounted to $94,445 on hand. The Company regularly evaluates inventory for possible impairment and estimates inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. If the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in costs of net revenues in the consolidated statements of operations. The Company records no impairment and obsolescence reserves against its inventory balances as of June 30, 2025, and December 31, 2024.

Patents

The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to be benefited, not to exceed the patent lives, which may be as long as 17 years. The Company filed utility and design patent applications, relating to its Version 2.0 technology, in March and April of 2024. In September 2024, the United States Patent and Trademark Office (USPTO) issued a Notice of Allowance for the design patent; the Company continues to await the USPTO’s feedback on the utility patent application.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

No assurance is provided.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 (unaudited) and December 31, 2025 (audited) and for the six-month periods ended June 30, 2026 and 2025 (unaudited)

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted January 1, 2019, and retroactively applied to the periods presented. The Company generally recognizes revenues upon shipment of its products.

Shipping and Handling

Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as part of sales revenue in the consolidated statements of operations.

Cost of Goods Sold

Cost of goods sold include the cost of stimulators, batteries, accessories and spare parts, device bags, labels, and strap material, Shopify, PayPal and Klarna fees are recorded under Sales Expense.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

No assurance is provided.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 (unaudited) and December 31, 2025 (audited) and for the six-month periods ended June 30, 2026 and 2025 (unaudited)

From its inception until September 2019, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated financial statements during that period.

For the period after the September 2019 conversion, the Company was taxed as a corporation. The Company pays Federal and State income taxes at rates of approximately 21% and 6.5%, respectively, and has used an effective blended rate of 26% to derive deferred tax assets. The Company has a net operating loss carryforward of $18,125,078 and $17,664,010 as of June 30, 2026, and December 31, 2025 respectively. Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward before it begins to expire in 2039, the Company has recorded a full valuation allowance to reduce the deferred tax asset to zero. The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. The basic and dilutive earnings or loss per share data are provided in the consolidated statement of operations.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company sustained net losses of $581,031 and $649,667 for the periods ended June 30, 2026, and 2025, respectively, and has an accumulated deficit of $18,125,078 as of June 30, 2026. The Company had negative cash flows from operating activities of $465,781 and $551,218 for the periods ended June 30, 2026, and 2025, respectively.

NOTE 4: DEBT INSTRUMENTS

The Company’s ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

No assurance is provided.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 (unaudited) and December 31, 2025 (audited) and for the six-month periods ended June 30, 2026 and 2025 (unaudited)

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company’s loans payable as of June 30, 2026 include a Shopify Capital Advance of $420,934, convertible notes payable (carrying value $184,958) relating to Regulation CF convertible notes issued in March 2025 in the aggregate principal amount of $196,439, bearing interest at 10% per annum, and loans from related parties, the outstanding balances of which had not been finally reconciled as of the date of this report.

Shopify Advance

In March and June 2020, the Company entered into two accounts receivable advance agreements with Shopify Capital, Inc. Under the agreements, the Company received $195,000 and $310,000, and assigned $206,700 and $334,800, respectively, of future receivables. The daily payment is 17% of the Company’s receivables, from the Company’s Shopify ecommerce platform. The Company’s SMBA and other bank accounts associated with Shopify services accounts and all personal properties are used as collateral for this advance. The Company repaid these advances in full in 2020 and incurred $36,500 interest expense for the year ended December 31, 2020.

The Company had another accounts receivable advance agreement with Shopify Capital, Inc. in October of 2020. Under this agreement, the Company received $410,000 and assigned $463,300 of Company’s future receivables. The Company repaid these advances in full in 2020 and incurred another $53,300 interest expense for the year ended December 31, 2020.

In June and October of 2021, the Company had two more accounts receivable advance agreements with Shopify Capital, Inc. The Company received $350,000 and $295,000 and assigned $395,500 and $333,350 of the Company’s future receivables, respectively. The Company repaid these advance in full and incurred $45,500 and $38,350 in interest expense for these advances.

During 2022, the Company entered three accounts receivable advance agreements with Shopify Capital, Inc. The Company received $330,000, $360,000 and $320,000 in advances and assigned $372,900, $406,800 and $361,600 of the Company’s future receivables, respectively. The Company has repaid the first two of these advances, incurring $89,700 in interest and as of June 30, 2024, has a remaining balance of $38,746 on the third advance, which will incur $41,600 of interest expense when fully paid.

In April of 2023, the Company entered a advance agreement with Shopify Capital, receiving $350,000, and assigning $395,500 of future receivables for a total of $45,500 in interest payments. The Company has not yet started making payments on this loan.

No assurance is provided.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 (unaudited) and December 31, 2025 (unaudited) and for the six-month periods ended June 30, 2026, and 2025 (unaudited)

Clearbanc Loan

On December 16, 2020, the Company entered into an advance agreement with Clear Finance Technology Corp. (Clearbanc), for which Clearbanc paid Company bills for advertising expenses to Google and Facebook amounting to $242,346 and $82,654, respectively, for a total $325,000. Under this agreement, the Company assigned $364,000 of Company future receivables due for payment to Clearbanc as 20% of Company future receivables collected daily. The advance is not subject to any collateral. The Company recorded a discount on this advance amounting to $39,000, amortized to interest expense over the life of the advance. As of December 31, 2020, the balance of this advance and unamortized discount amounted to $325,000 and $39,000, respectively. On February 24, 2021, this advance was restructured, and the Company received another advance of $150,000 after payment of $54,172 of the advances principal. Principal on the new advance amounted to $420,828 with an $18,000 discount. On April 28, 2021, the advance was again restructured, and the Company received an additional advance of $200,000 after a principal advance repayment of $156,005. The new advance principal amount was $464,823 with a discount of $24,000 to be amortized over the life of the advance. As of June 30, 2024, this advance has been paid in full.

PPP Loan

In May 2020, the Company obtained a Paycheck Protection Program (PPP) loan from American Express National Bank amounting to $48,182. The loan is subject to interest of 1% per annum and is payable in 18 monthly installments after a deferral of 6 months. Monthly payments are calculated on a 2-year amortization basis and the balance will be payable at its maturity date on April 21, 2022. Loan balance amounted to $48,182 as of December 31, 2020. The Company filed for loan forgiveness in accordance with the CARES Act provision and received the approval on April 8, 2021.

The Company recognized this loan and interest accruing on the loan amounting to $437 as income from loan forgiveness in the consolidated statements of operations for a total of $48,620.

No assurance is provided.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 (unaudited) and December 31, 2025 (unaudited) and for the six-month periods ended June 30, 2026, and 2025 (unaudited)

NOTE 5: STOCKHOLDERS’ EQUITY/(DEFICIT)

LLC Membership Interests

Through September 2019, Fisher Wallace Laboratories LLC was a limited liabilities company with its interests denoted as Class A and Class B membership units. The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Stockholders Equity

On August 23, 2019, Fisher Wallace Laboratories, Inc., a Delaware corporation was formed. Fisher Wallace Laboratories, Inc. authorized 10,000,000 shares of common stock. These shares have been divided into 8,000,000 Class A Voting Common Stock, $0.0001 par value per share and 2,000,000 Class B Non- Voting Common Stock, $0.0001 par value per share.

On March 28, 2020, the Company amended its certificate of incorporation to increase its authorized common stock to 10,200,000, consisting of 8,000,000 Class A voting common stock, $0.0001 par value per share and 2,200,000 Class B non-voting common stock, $0.0001 par value per share.

As discussed in Note 1, the members of LLC Company agreed to exchange 100% of their membership interests in LL Company for 6,000,000 shares of Class A Common Stock in exchange for substantially all the assets and liabilities of LLC in September 2019. LLC owns all of Class A Common Stock of the Company, which are the only voting shares. LLC is being controlled by Charles A. Fisher, Chairman and director.

Class B Common Stock Offerings

Between 2019 and 2020, we engaged in a Regulation CF Offering in which we sold 445,403 shares of Class B Common Stock ("Class B Shares") for $2.50 per share, or an aggregate offering price of $1,058,330, including, 13,605 bonus shares issued in the offering, and 8,466 shares issued to StartEngine Primary as a commission. The proceeds of the offering were used for research and development and general working capital.

Between 2020 and 2021, we engaged an offering under Regulation A+ in which we issued 759,336 Class B Shares for $6.21 per share or an aggregate offering price of $4,664,499, including, 8,202 bonus shares issued in the offering and warrants to purchase 37,557 shares issued to StartEngine Primary as a commission. The proceeds of the offering were used for research and development and general working capital.

During 2021 and 2022, we engaged in a private offering under Section 4(a)(1) of the Securities Act and Regulation S, in which we sold 933,727 shares of Series Seed Preferred Stock for $2.6774 per share, or an aggregate offering price of $2,500,000. The proceeds of the offering were used for research and development and general working capital.

No assurance is provided.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 (unaudited) and December 31, 2025 (unaudited) and for the six-month periods ended June 30, 2026, and 2025 (unaudited)

Beginning in May of 2020 the Company engaged in four Regulation CF offerings, and two Regulation A+ offerings, with StartEngine Capital Market Company. The proceeds were used for research and development and general working capital.

In May 2020, we engaged in a Regulation CF Offering, which sold 445,403 Class B Shares at $2.50 per share, for an aggregate price of $1,058,330, including 13,605 bonus shares and 8,466 shares issued to StartEngine as an equity commission.

In October 2021, we engaged in a Regulation A+ Offering, which sold 759,336 Class B Shares at $6.21 per share, for an aggregate price of $4,664,499, including 8,309 bonus shares and 37,557 Class B warrants, with a price of $6.21 issued to StartEngine as an equity commission.

In March 2022, we engaged in a Regulation CF Offering, which sold 141,608 Class B Shares at $8.76 per share, for an aggregate price of $1,122,944, including 9,573 bonus shares, and 3,845 shares issued to StartEngine an equity commission.

In August 2022, we engaged in a Regulation CF Offering, which sold 43,654 Class B Shares at $8.76 per share, for an aggregate price of $335,758 including 4,405 bonus shares, and 1,138 shares issued to StartEngine as an equity commission.

In February 2023, we engaged in a Regulation CF Offering, which sold 153,549 Class B Shares at $8.81 per share, for an aggregate price of $1.192,627 including 14,123 bonus shares, and 4,054 shares issued to StartEngine as an equity commission.

In March 2023, we engaged in a Regulation A+ Offering, which sold 48,275 Class B Shares at $10.67 per share, for an aggregate price of $468,754 including 3,466 bonus shares, and 877shares issued to StartEngine as an equity commission. In November of 2023, 28,682 gift shares were allocated to StartEngine investors from Founders shares to be non-dilutive.

Beginning in November 2023, we engaged in seven Regulation CF offerings and one RegD (506C) offering with DealMaker. The proceeds were used for research and development and general working capital.

In November 2023, we engaged in a DealMaker Regulation CF Offering, which sold 83,986 Class B Shares at $10.99 per share, for an aggregate price of $532,202 including 33,755 bonus shares and 1,805 gift shares allocated from Founders shares to be non-dilutive. (DealMaker does not require an equity commission in its fee structure.)

In January 2024, we engaged in a DealMaker Regulation CF Offering, which sold 79,217 Class B Shares at $11.07 per share, for an aggregate price of $469,069 including 36,845 bonus shares.

In March 2024, we engaged in a DealMaker Regulation CF Offering, which sold 68,663 Class B Shares at $11.11 per share, for an aggregate price of $405,904 including 32,128 bonus shares.

In June 2024, we engaged in a DealMaker Regulation CF Offering, which sold 37,854 Class B Shares at $11.27 per share, for an aggregate price of $237,234 including 16,804 bonus shares.

In October 2024, we engaged in a DealMaker Regulation CF Offering, which sold 49,006 Class B Shares at $11.30 per share, for an aggregate price of $271,799 including 24,953 bonus shares.

In December 2024, we engaged in a DealMaker Regulation CF Offering, which sold 39,179 Class B Shares at $11.32 per share, for an aggregate price of $217,434 including 19,976 bonus shares.

In March 2025, we engaged in a DealMaker Regulation Convertible Note Offering, which raised $203,314.

In May 2025, we engaged in a Regulation D 506(c) round, which tentatively raised $92,820. The final accounting for the raise has not yet been completed.

In May 2025, we engaged in a DealMaker Regulation D (506c) round, which raised $92,820.

In December 2025, we engaged in a DealMaker Regulation CF Offering, which sold 58,108 Class B Shares at $11.19 per share, for an aggregate price of approximately $650,000.

In February 2026, we engaged in a DealMaker Regulation CF Offering, which sold 48,536 Class B Shares at approximately $2.68 per share, for an aggregate price of $130,120.

In March 2026, we issued a Simple Agreement for Future Equity (SAFE) to Kelly Roman, our Chief Executive Officer, for a purchase amount of $143,000.

During the 2026 Interim Period, a further DealMaker Regulation CF Offering remained open, and had raised $95,047 in net proceeds received by the Company (shares not yet issued) as of June 30, 2026.

Class B Common Stock Warrants

As discussed above, the Company granted 37,557 Class B Common Stock warrants to StartEngine in a Reg A+ offering. These warrants are exercisable at $6.21 price per share, expire after five years, and are fully vested at the grant date. In addition, the Company has issued 30,000 Class B warrants to employees and consultants, with various vesting schedules, which exercise at $3.13 and which expire in ten years.

In September and October 2025, the Company issued to Kelly Roman, our Chief Executive Officer, two warrants, each to purchase 250,000 shares of Series A-1 Preferred Stock at an exercise price of $0.01 per share and expiring ten years from issuance; in connection with each warrant, Charles A. Fisher, our Chairman, forfeited an equivalent number of Class A shares pursuant to a side letter dated September 10, 2025. The Company has also issued a warrant to BlueIO to purchase 50,000 Class A shares at an exercise price of $1.65 per share.

During the period ended June 30, 2026, no warrants were exercised, and all 617,556 warrants remained outstanding as of June 30, 2026. The Company has not determined the fair value of the outstanding warrants as of June 30, 2026.

NOTE 6: OTHER CURRENT LIABILITIES

Other current liabilities as of June 30, 2026 and December 31, 2025 are as follows:

	June 30, 2026	December 31, 2025
Shopify Capital Advance	$420,934	$423,797
Facebook	$167,514	$167,514
Total	$588,448	$591,311

NOTE 7: RELATED PARTY TRANSACTIONS

The Company was capitalized with cash, inventory, accounts receivable, intangible assets, accounts payable and other obligations after inception from LLC in exchange for the shares of Class A Common Stock of the Company. The Company recorded these contributed assets at their verifiable book value. No goodwill or excess purchase price was allocated. Many of the most valuable assets contributed by LLC to the Company included customer lists, branding goodwill, patents and other intangibles that have no book value in these consolidated financial statements.

As of June 30, 2026, the Company had an outstanding loan from a key employee with a principal amount of $32,000. Additional amounts were advanced by related parties after June 30, 2025; the outstanding balances of these related-party loans as of June 30, 2026 had not been finally reconciled as of the date of this report.

During the year ended December 31, 2025, the Company received $463,332 in SAFE investments from shareholders and related parties, and in March 2026 received a further $143,000 SAFE investment from Kelly Roman, our Chief Executive Officer.

No assurance is provided.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 (unaudited) and December 31, 2025 (audited) and for the six-month periods ended June 30, 2026 and 2025 (unaudited)

NOTE 8: COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company entered into a new lease agreement with Acumen Capital Partners for its office starting October 6, 2023, for a monthly base rent of $5,627.84. Total rent expense recognized for the period ended June 30, 2026, and 2025 amounted to $33,869 and $40,204 respectively

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2016.Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or

(ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted the provisions of this standard in the year 2019 but did not have any impact since all leases are short-term in nature.

No assurance is provided.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 (unaudited) and December 31, 2025 (unaudited) and for the six-month periods ended June 30, 2026, and 2025 (unaudited)

In October 2016, FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory”, which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 has no impact on the Company’s financial statements and disclosures.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement”, which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Company’s financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through September 28, 2026, the date the consolidated financial statements were available to be issued. Since June 30, 2026: on July 1, 2026, 24,781 Class B Shares were issued to investors in a DealMaker Regulation CF Offering; on July 29, 2026, the Company issued a convertible promissory note to Fox Fencing, LLC in the principal amount of $50,000, bearing interest at 8% per annum and maturing three years from issuance; in August 2026, Kelly Roman, our Chief Executive Officer, committed to SAFEs with purchase amounts of $20,000 and $104,100, which remained subject to finalization as of the date of this report; and the Company extended the offering deadline of its current DealMaker Regulation CF Offering from September 16, 2026 to November 19, 2026.

Item 4. Exhibits

2.1 Amended and Restated Certificate of Incorporation (1)

2.2 Certificate of Amendment to Amended and Restated Certificate of Incorporation (2)

2.3 Second Certificate of Amendment to Amended and Restated Certificate of Incorporation (3)

2.4 Third Certificate of Amendment to Amended and Restated Certificate of Incorporation (4)

2.5 Amended and Restated Bylaws (5)

(1) Filed as an exhibit to Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A/A filed February 17, 2023 (Commission File No. 024-11229) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465923023081/tm233488d5_ex2-1.htm

(2) Filed as an exhibit to Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A/A filed February 17, 2023 (Commission File No. 024-11229) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465923023081/tm233488d5_ex2-2.htm

(3) Filed as an exhibit to Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A/A filed February 17, 2023 (Commission File No. 024-11229) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465923023081/tm233488d5_ex2-3.htm

(4) Filed as an exhibit to Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A/A filed February 17, 2023 (Commission File No. 024-11229) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465923023081/tm233488d5_ex2-4.htm

(5) Filed as an exhibit to Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A/A filed February 17, 2023 (Commission File No. 024-11229) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465923023081/tm233488d5_ex2-5.htm

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form 1-SA and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 28, 2026.

FISHER WALLACE LABORATORIES, INC.

By: /s/ Kelly Roman Date: September 28, 2026

Kelly Roman, Chief Executive Officer, Principal

Executive Officer and Director

By: /s/ Charles A. Fisher Date: September 28, 2026

Charles A. Fisher, Chairman and

Director